May 30, 2012

VIA EDGAR

Brian Cascio

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Broadcom Corporation Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 1, 2012 Form 10-Q for the Fiscal Quarter Ended March 31, 2012 Filed May 1, 2012 File No.: 000-23993

Dear Mr. Cascio:

Set forth below are Broadcom Corporation’s (the “Company”) responses to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 23, 2012. For your convenience, the exact text of the comments provided by the Staff has been included in bold and italicized face type preceding each response in the order presented in the comment letter. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Company’s referenced filings. We look forward to working with the Staff to enhance the overall disclosure in our future filings, pursuant to your comments.

Form 10-K for the fiscal year ended December 31, 2011

Results of Operations, page 35

Year Ended December 31, 2011 and 2010

1.	We see that your fiscal year 2011 revenue increased by approximately 8% compared to fiscal 2010. The discussion on page 37 attributes the overall increase to changes in demand for a variety of different solutions or product lines. We also note the discussion on page 37 that fluctuations in revenue for the three months ended December 31, 2011 compared to the three months ended September 30, 2011 relate to decreases in demand in these same product lines. These explanations appear to be overly general and do not provide investors with a quantified analysis and sufficient insight into the reasons for changes in your results, as discussed in section III.B.4 of SEC Interpretive Release No. 33-8350. Please revise future filings to provide a clear and quantified discussion of the underlying material factors that impacted your results of operations for each of the periods. Please also clarify whether the changes in demand are indicative of industry or market trends.

U. S. Securities and Exchange Commission

May 30, 2012

The Company has noted the Staff’s comment and intends to expand its disclosure in future filings to provide a quantified discussion and sufficient insight of the underlying material factors that impacted our results of operations for each of the periods, including clarification of whether the changes in demand are indicative of industry or market trends.

Consolidated Financial Statements

Note 12. Litigation, page F-38

2.	We reference your disclosure on page F-38 that you will disclose the nature of any litigation matter if you believe it to be material. To the extent material, please disclose in future filings the amounts and significant terms of the settlement with Rambus, Inc. In addition, clearly describe your accounting treatment for the settlement arrangement and how you valued and accounted for each of the elements of the multiple element arrangement. Please provide us a copy of your proposed revised disclosure.

The Company has noted the Staff’s comment and intends to disclose in future filings, if material, the terms of settlement arrangements that involve intellectual property matters similar to the one with Rambus, Inc. We do not, however, believe that additional disclosure of any specific settlement costs related to the agreement with Rambus or similar parties is necessary for the protection of our investors. The Company believes that the disclosure of the aggregate settlement costs recorded during the period in the Company’s consolidated financial statements provides our investors with the necessary information to make informed investing and voting decisions, while avoiding the detrimental and potential prejudicial impact that disclosure of such payment to individual parties would have on the Company’s litigation strategy going forward. We also note that the portion of the settlement attributed to the licensing of intellectual property for future use related to the agreement with Rambus will not have a material ongoing impact on the Company’s financial statements. Further, as noted in the risk factors included in the Company’s periodic reports, the trend of increased litigation related to intellectual property claims is an ongoing concern for the Company. Because of the timing of the settlement, the Company does not expect to include additional disclosures about the settlement arrangement with Rambus in future filings.

The Company has also noted the Staff’s comment regarding the disclosure about the accounting treatment for settlement arrangements and how we value and account for each of the elements of multiple element arrangements. As discussed in “Note 1. Summary of Significant Accounting Policies” of our 2011 Form 10-K under “Litigation and Settlement Costs” and as revised in our most recently filed 2012 Form 10-Q, we account for settlement agreements relating to alleged patent infringement as multiple element arrangements and allocate any consideration received to the identifiable elements based on relative fair value. This is consistent with remarks made in a speech by Eric West, a member of the staff of the SEC, at the 2007 American Institute of Public Accountants National Conference on Current SEC and PCAOB Developments, which noted that it would be acceptable to allocate the consideration paid to each element using relative fair values. Our past multiple element settlement agreements have generally included the licensing of intellectual property for future use and payments related to alleged prior infringement.

In future filings, we intend to add additional disclosure in “Note 1. Summary of Significant Accounting Policies” similar to the following paragraph with respect to how we value settlement agreements related to alleged patent infringement:

U. S. Securities and Exchange Commission

May 30, 2012

We use a relief-from-royalty method to value patented technology from settlement agreements related to alleged patent infringement, based on market royalties for similar fundamental technologies. The relief-from-royalty method estimates the cost savings that accrue to the owner of an intangible asset that would otherwise be payable as royalties or license fees on revenues earned through the use of the asset. The royalty rate used is based on an analysis of empirical, market-derived royalty rates for guideline intangible assets. Revenue is projected over the expected remaining useful life of the patented technology, or the license period if shorter. The market-derived royalty rate is then applied to estimate the royalty stream related to past revenue over the applicable alleged infringement period as well as projected revenue. We then allocate the consideration transferred to the identifiable elements based on relative fair value of the past and future royalties. The portion that is attributed to payments related to alleged prior infringement is recorded as an immediate charge to our statement of operation. The remaining portion is attributed to the licensing of intellectual property for future use and is amortized to cost of revenue using a method that reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used or, if that pattern cannot be reliably determined, using a straight-line amortization method.

Note 13. Business Enterprise Segments, Significant Customer, Supplier and Geographical Information, page F-40

3.	We note that you do not disclose quantitative information about your products and services. Please tell us how you considered the guidance in FASB ASC 280-10-50-40 requiring disclosure of revenues from external customers for each product and service (or each group of similar products and services) unless it is impracticable to do so. If it is impracticable, you should disclose that fact.

Our net revenue is generated principally from sales of integrated circuit products, the income we receive from our agreement with Qualcomm and licensing revenue. While the Company derives some revenue from other sources, that revenue is not material as it represents less than 1% of the Company’s total net revenue for the periods presented in our 2011 Form 10-K. This revenue is classified under product revenue for reporting purposes. The Company groups its integrated circuit products consistent with our three target markets which comprise the Company’s operating segments, as defined by Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, No. 280, Segment Reporting. These target markets are consistent with how our chief operating decision maker, or CODM, reviews financial information at the operating segment level.

With respect to the sales of integrated circuit products, the Company has approximately 600 products that are grouped into approximately 60 product lines. We have concluded that these products constitute a group of similar products within each operating segment in each of the following respects:

•	the sale of integrated circuits is the only material source of revenue within each of our three operating segments;
•	the integrated circuits sold by each of our operating segments use the same standard CMOS manufacturing processes;
•

the integrated circuits marketed by each of our operating segments are sold to one type of customer: manufacturers of wired and wireless communications equipment, which incorporate our integrated circuits into their electronic products; and

•	all of our integrated circuits are sold through a centralized sales force and common wholesale distributors.

Therefore, we believe that additional disclosure is not required under FASB ASC 280-10-50-40.

U. S. Securities and Exchange Commission

May 30, 2012

Form 10-Q for the fiscal quarter ended March 31, 2012

Unaudited Condensed Consolidated Financial Statements

Note 9. Litigation, page 24

Intellectual Property Proceedings, page 25

4.	We see that you recorded $86 million of settlement costs during the three months ended March 31, 2012. Given the significance of this amount to your results for the period, including your income from operations and net income, please disclose in future filings, if material, the patent infringement claims and the material terms of the settlements that resulted in the settlement gains and costs you recorded during the period. Please also indicate how much of the amount, if any, related to the CSIRO settlement discussed on page 25. Provide us a copy of your proposed revised disclosure.

The Company has noted the Staff’s comment and intends to disclose in future filings, if material, additional information about patent infringement claims and the material terms of settlements that resulted in gains and costs recorded during the period covered by the filing. We do not, however, generally believe that disclosure of the recipient of specific settlements paid by the Company is material information that is necessary for the protection of our investors. The Company believes that the disclosure of the aggregate settlement costs recorded during the period in the Company’s consolidated financial statements provides our investors with the necessary information to make informed investing and voting decisions, while avoiding the detrimental and potential prejudicial impact that disclosure of such payment to individual parties would have on the Company’s litigation strategy going forward. We also note that the portion of the settlement attributed to the licensing of intellectual property for future use related to the agreement with CSIRO will not have a material ongoing impact on the Company’s financial statements. Further, as noted in the risk factors included in the Company’s periodic reports, the trend of increased litigation related to intellectual property claims is an ongoing concern for the Company.

The following revised paragraph relating to our settlement with CSIRO (from page 25 of our most recently filed 2012 Form 10-Q) reflects additional disclosures in response to the staff’s comment:

In November 2009 we filed a complaint in the United States District Court for the Eastern District of Texas against the Commonwealth Scientific and Industrial Research Organisation, or CSIRO, seeking a declaratory judgment that a certain U.S. patent number is invalid, unenforceable and not infringed. CSIRO answered the complaint and counterclaimed for infringement against Broadcom wireless LAN products and sought damages, attorney’s fees, and an injunction. Following a court ordered mediation session in March 2012, Broadcom and CSIRO entered into a settlement agreement resolving the litigation and the Court dismissed the parties’ claims with prejudice. The terms of the settlement agreement included a full release from liability for all asserted claims, the grant of a perpetual license under the asserted patent and all related patents to Broadcom, and the payment of certain amounts by Broadcom.

*    *    *    *

U. S. Securities and Exchange Commission

May 30, 2012

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your inquiry. Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please do not hesitate to contact the undersigned at (949) 926-8200.

Sincerely,

/s/ Eric K. Brandt
Eric K. Brandt, Executive Vice President and Chief Financial Officer

cc:	Arthur Chong, Executive Vice President, General Counsel and Secretary
Ronald R. Steger, KPMG LLP
Brian V. Breheny, Skadden, Arps, Slate, Meagher & Flom, LLP